

Mail Stop 3030

September 23, 2009

VIA U.S. MAIL and FACSIMILE: (516) 357-2472

Mr. Allan L. Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchell Field, NY 11553

> **RE:** **Frequency Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed July 29, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **File No. 001-08061**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 30, 2009

Results of Operations, page 17
Operating Loss, page 20

1.   We see the discussion of the non-GAAP measure, operating loss, excluding the effect of inventory reserve. Please note that under Item 10(e)(1)(ii)(B) of Regulation S-X, a registrant must not adjust a non-GAAP performance measure to eliminate items when the nature of the charge is such that there was a similar charge within the prior two years. We see that you recognized inventory provisions in each of the years presented. Please tell us how your presentation of the non-GAAP measures is appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and where you have provided all of the disclosures required under the guidance. Alternatively, remove these measures from future filings.

Note 4. Inventories, page 39

2.   We see that inventory reserves decreased from $6 million to $4.6 million from fiscal year 2008 to 2009 despite a charge of $3.4 million to increase the reserve during fiscal year 2009. Please tell us and revise future filings to clarify the reasons for the decrease in reserve. For example, disclose if you wrote off fully-reserved inventory or otherwise sold inventory that had been previously reserved. Discuss how your policies are compliant with SAB Topic 5BB.

Form 10-Q for the fiscal quarter ended July 31, 2009

Note H. Fair Value of Financial Instruments, page 8

3.   We see that you have significant unrealized losses representing 35% of fair value on available for sale securities as of April 30, 2009 and July 31, 2009. Tell us and in future filings disclose to investors the specific positive and negative factors you considered in concluding that there is no other than temporary impairment of available for sale securities as of those dates. Please also enhance the disclosures to address all of the subtopics discussed in paragraph 17(b) of FASB Staff Position FAS 115-1 / FAS 124-1 regarding the severity and duration of the impairments.

4.   As a related matter, the evaluation of available for sale securities for other than temporary impairment may involve complex and subjective considerations. Please provide critical accounting policy disclosure about the complexities and uncertainties involved in the evaluation, including disclosure about the susceptibility of the estimates to variability. Please make the disclosure specific to the nature of your actual investments.

Item 4T, page 17
Management's Report on Internal Control over Financial Reporting, page 17

5.   We reference the disclosure that you conducted an assessment of internal control over financial reporting as of July 31, 2009. As a smaller reporting company, under Item 4T of Form 10-Q you are only required to furnish the information required by Items 307 and 308T(b) of Regulation S-K. In this regard, management's assessment of the effectiveness of internal control over financial reporting is provided on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-K. Please tell us why management's assessment of the effectiveness of internal control over financial reporting was provided for the interim periods and clarify whether an assessment under Item 308T(a) of Regulation S-K was actually performed as of July 31, 2009.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Allan L. Miller
Frequency Electronics, Inc.
September 23, 2009
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3664 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Kristin Lochhead
Review Accountant